Shares Listed: Toronto Stock Exchange – Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration: (File #0-22672) Form 20-F
News Release Issue No.11 – 2005
ARZ: TSX Closing Price: $1.26

Suite 900- 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

March 31, 2005
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES INITIAL CLOSING OF $25.3 MILLION FINANCING

Aurizon Mines Ltd. has successfully completed the initial closing of $19.5 million of its previously announced private placement of $25.3 million with arms length institutions and investment funds.  As a result, Aurizon has issued 7,805,555 common flow-through shares at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share.

The second closing for the $5.8 million balance of the $25.3 million financing is expected to occur mid April, 2005.

Proceeds of the Offering will enable Aurizon to proceed with the installation of the hoist, electrical substation and the construction of the headframe and hoist buildings; initiate shaft sinking; continue underground development including ramping, drifting and raising; continue the extension of the 550 metre track drift east of Zone 113; and continue with the drilling of Zone 113 between 900 and 1,100 metres and the drilling of Zones 118 to 120, as well as 19,000 metres of exploration drilling.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Aurizon is a Canadian gold producer with operations and exploration activities in the Abitibi region of northwestern Quebec, one of the world’s most prolific gold and base metal regions. Aurizon owns one hundred percent (100%) of the Casa Berardi property, where a positive feasibility study was recently completed.  Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.  Pre-production construction is currently underway.  Operations at the Project are anticipated to commence in late 2006.

Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

Not for distribution to U.S. Newswire Service or for Dissemination in the United States.

For further information, contact David P. Hall, President or Patrick D. Soares, Manager, Investor Relations at
Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.